UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Toreador Resources Corporation

(Name of Issuer)

Common Stock, par value $0.15625 per share

(Title of Class of Securities)

891050-10-6

(CUSIP Number) David M. Brewer c/o The Madison Group P.O. Box 613 Summit, NJ 07902 (908) 273-4468

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 23, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 891050-10-6

1	NAMES OF REPORTING PERSONS

David M. Brewer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	☒	(a)
	☐	(b)

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

1,200,000

	8	SHARED VOTING POWER

117,261

	9	SOLE DISPOSITIVE POWER

1,200,000

	10	SHARED DISPOSITIVE POWER

117,261

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,317,261

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.06% (1)

14	TYPE OF REPORTING PERSON

IN

(1)          Based upon 26,046,644 Shares outstanding as of November 9, 2011.

SCHEDULE 13D

CUSIP No. 891050-10-6

1	NAMES OF REPORTING PERSONS

Joseph E. Griesedieck, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP ☒ ☐	(a) (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0

	8	SHARED VOTING POWER

67,261

	9	SOLE DISPOSITIVE POWER

0

	10	SHARED DISPOSITIVE POWER

67,261

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,317,261

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.06% (1)

14	TYPE OF REPORTING PERSON

IN

(1)          Based upon 26,046,644 Shares outstanding as of November 9, 2011.

          This Amendment No. 6 to Schedule 13D (this “Amendment”) amends and supplements the Amendment No. 5 to Schedule 13D filed on November 2, 2005 ( “Amendment No. 5”), by David M. Brewer, Herbert L. Brewer and Joseph E. Griesedieck, III, by furnishing the information set forth below. Unless set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in Amendment No. 5.

Item 1.	Security and Issuer.

          Item 1 is hereby amended and restated in its entirety to read as follows:

          “This Statement on Schedule 13D (this “Statement”) relates to the shares of Common Stock, $0.15625 par value per share (the “Shares”), of Toreador Resources Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is c/o Toreador Holding SAS, 5 rue Scribe, 75009 Paris, France.”

Item 2.	Identity and Background.

          Item 2 is hereby amended and restated in its entirety to read as follows:

     “(a) This Amendment is being filed on behalf of (i) David M. Brewer and (ii) Joseph E. Griesedieck, III (together, the “Filing Persons”).

     (b) The principal business address of Mr. Brewer is c/o The Madison Group, P.O. Box 613, Summit, NJ 07902, and the principal business address of Mr. Griesedieck is c/o The Madison Group, P.O. Box 613, Summit, NJ 07902.

     (c) The principal business of Mr. Brewer is serving as an investor and entrepreneur, and the principal business of Mr. Griesedieck is serving as an investor and entrepreneur.

     (d) During the last five years, none of the Filing Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of the Filing Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Each of the Filing Persons is a citizen of the United States of America.”

Item 3.	Source and Amount of Funds or Other Consideration.

          Item 3 is hereby supplemented as follows:

          “On January 1, 2006, Mr. Brewer began having shared investment authority with his father, Herbert L. Brewer, regarding the 250,000 shares of Series A-1 Convertible Preferred Stock issued by the Issuer and then held by the Herbert and Paulyne Brewer 1992 Family Trust (the “Trust”). The 250,000 shares of Series A-1 Convertible Preferred Stock were convertible into 62,500 Shares.

          Between February 15, 2006 and March 31, 2006, PHD Partners, LP (“PHD Partners”), a partnership indirectly controlled by Mr. Brewer as the sole stockholder of Madison Company Inc., the sole general partner of PHD Partners, acquired an aggregate of 119,962 Shares for an aggregate price of $809,746, upon the conversion of a convertible debenture held by PHD Partners.

          On May 15, 2006, Mr. Brewer was granted 3,000 Shares consisting of restricted stock, all of which Shares have vested as of the date hereof, pursuant to the Issuer’s 2005 Long-Term Incentive Plan.

          Between February 15, 2006 and January 30, 2007, PHD Partners sold an aggregate of 119,962 Shares for an aggregate price of approximately $3,456,358.75.

          On June 14, 2007, Mr. Brewer was granted 3,000 Shares consisting of restricted stock, all of which Shares vested immediately, pursuant to the Issuer’s 2005 Long-Term Incentive Plan.

          On November 21, 2007, the Trust acquired 10,000 Shares for an aggregate purchase price of $67,360 using cash on hand then held by the Trust.

          On December 18, 2007, the Trust acquired 62,500 Shares upon conversion of 250,000 shares of Series A-1 Convertible Preferred Stock that were previously issued by the Issuer and beneficially owned through the Trust.

          On May 15, 2008, Mr. Brewer was granted 7,614 Shares consisting of restricted stock, all of which have vested as of the date hereof, pursuant to the Issuer’s 2005 Long-Term Incentive Plan.

          On June 17, 2008, Mr. Brewer exercised options, previously issued by the Issuer to Mr. Brewer, to purchase a net amount of 50,000 Shares for a net purchase price of $262,885 using personal funds.

          On July 1, 2008, Mr. Brewer transferred an aggregate of 66,214 Shares to JD Associates in exchange for no consideration.

          On July 1, 2008, JD Associates purchased 8,553 Shares for an aggregate purchase price of $71,280.70 using personal funds contributed by Mr. Brewer and Mr. Griesedieck.

          Between November 4, 2009 and January 3, 2011, JD Associates sold an aggregate of 120,500 Shares for an aggregate price of approximately $1,433,638.62.

          On November 9, 2009, Mr. Griesedieck sold 5,000 Shares held by his children, and for which Shares he had sole voting and dispositive power pursuant to the Connecticut Uniform Gifts to Minors Act, for an aggregate price of approximately $45,400.

          On January 22, 2010, 5,000 Shares held in Mr. Brewer’s Individual Retirement Account (the “Brewer IRA”) were sold for an aggregate price of approximately $67,750.

          On January 26, 2010, 5,000 Shares held in the Brewer IRA were sold for an aggregate price of approximately $65,980.

          From December 29, 2010 until January 3, 2011, the Trust sold 32,500 Shares for an aggregate price of approximately $524,430.

          On May 31, 2011, the Trust purchased 10,000 Shares for an aggregate purchase price of $62,517.50 using cash on hand then held by the Trust.

          On June 27, 2011, Mr. Brewer transferred 66,261 Shares to JD Associates in exchange for no consideration.

          On July 11, 2011, the J&D Madison Foundation (the “Foundation”), a private charitable foundation founded, and for which voting and investment authority is shared, by Messrs. Brewer and Griesedieck, and of which Mr. Griesedieck is the Managing Director, purchased 1,000 Shares for an aggregate purchase price of $3,699 using cash on hand then held by the Foundation.”

Item 4.	Purpose of Transaction.

          Item 4 is hereby amended and restated in its entirety to read as follows:

          “The Filing Persons acquired the Shares described herein for investment purposes. Except as described herein, the Filing Persons do not have any present plans or proposals which would result in or relate to any of the transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

          As previously reported by the Issuer, on August 9, 2011, the Issuer entered into an Agreement and Plan of Merger and Contribution (the “Merger Agreement”) by and among the Issuer, ZaZa Energy, LLC (“ZaZa LLC”), ZaZa Energy Corporation, a newly-formed entity (“ZaZa Corp.”), and Thor Merger Sub Corporation, a subsidiary of ZaZa Corp. (“Merger Sub”). The Merger Agreement provides for, among other matters, the merger of Merger Sub with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving entity. On September 16, 2011, the Filing Persons met with representatives of ZaZa LLC and the Issuer in order for the Filing Persons to discuss the Merger. Neither Filing Person has determined his position or developed any present plan or proposal, other than tentative intentions that have not been disclosed to the Issuer, ZaZa LLC, ZaZa Corp., MergerSub or other third parties, with respect to the Merger, and none of which would result in or relate to any of the transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

          Depending upon a variety of factors, including, without limitation, current and anticipated future trading prices of the Shares, changes to the composition of the Board of Directors of the Issuer, the Merger, another merger of the Issuer, the financial condition, results of operations and prospects of the Issuer and general economic, market and industry conditions, the Filing Persons may also acquire additional Shares, or sell all or part of their Shares, in open market or privately negotiated transactions. Any open market or privately negotiated purchases or sales of the Shares may be made by the Filing Persons at any time without prior notice.

          Depending upon the foregoing factors and to the extent deemed advisable in light of the general investment policies of the Filing Persons, or other factors, the Filing Persons may formulate other purposes, plans, or proposals regarding the Issuer or the Shares. The foregoing is subject to change at any time, and there can be no assurance that the Filing Persons will take any of the actions set forth above.

          Mr. Brewer was initially selected to the Board of Directors of the Issuer on December 31, 2002. On June 10, 2008, Mr. Brewer sent a notice to the Board of Directors of the Issuer, announcing his intention to resign from the Board of Directors of the Issuer. On June 13, 2008, Mr. Brewer sent a notice to the Chairman of the Board of Directors of the Issuer announcing his resignation effective immediately.”

Item 5.	Interest in Securities of the Issuer.

          Item 5 is hereby amended and restated in its entirety to read as follows:

          “(a) Messrs. Brewer and Griesedieck may be deemed to beneficially own 1,317,261 Shares. Of the 1,317,261 Shares reported in this Item 5(a), (i) 1,200,000 Shares are held directly by Mr. Brewer, (ii) 50,000 Shares are held directly by the Trust, (iii) 66,261 Shares are held directly by JD Associates and (iv) 1,000 Shares are held directly by the Foundation.

          These 1,317,261 Shares represent approximately 5.06% of the Shares based upon 26,046,644 Shares outstanding as of November 9, 2011.

          Mr. Griesedieck has no voting power or dispositive power over (i) 1,200,000 Shares which are held directly by Mr. Brewer and (ii) 50,000 Shares held directly by the Trust. Mr. Griesedieck expressly disclaims beneficial ownership of such Shares. The filing of this Amendment shall not be construed as an admission by Mr. Griesedieck that he is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of such Shares.

          (b) Of the 1,317,261 Shares that may be deemed to be beneficially owned by Mr. Brewer and Mr. Griesedieck, Mr. Brewer has (i) sole power to vote or direct the vote of 1,200,000 Shares that are held directly by Mr. Brewer, (ii) shared power with Herbert L. Brewer to vote or direct the vote of 50,000

Shares that are held directly by the Trust, (iii) shared power with Mr. Griesedieck to vote or direct the vote of 66,261 Shares that are held directly by JD Associates, (iv) shared power with Mr. Griesedieck to vote or direct the vote of 1,000 Shares that are held directly by the Foundation, (v) sole power to dispose or direct the disposition of 1,200,000 Shares that are held directly by Mr. Brewer, (vi) shared power with Herbert L. Brewer to dispose or direct the disposition of 50,000 Shares that are held directly by the Trust, (vii) shared power with Mr. Griesedieck to dispose or direct the disposition of 66,261 Shares that are held directly by JD Associates and (viii) shared power with Mr. Griesedieck to dispose or direct the disposition of 1,000 Shares that are held directly by the Foundation.

          Of the 1,317,261 Shares that may be deemed to be beneficially owned by Mr. Brewer and Mr. Griesedieck, Mr. Griesedieck has (i) sole power to vote or direct the vote of zero Shares, (ii) shared power with Mr. Brewer to vote or direct the vote of 66,261 Shares that are held directly by JD Associates, (iii) shared power with Mr. Brewer to vote or direct the vote of 1,000 Shares that are held directly by the Foundation, (iv) sole power to dispose or direct the disposition of zero Shares, (v) shared power with Mr. Brewer to dispose or direct the disposition of 66,261 Shares that are held directly by JD Associates and (vi) shared power with Mr. Brewer to dispose or direct the disposition of 1,000 Shares that are held directly by the Foundation.

          (c) There have been no transactions in the Shares by any of the Filing Persons during the past sixty days.”

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          Item 6 is hereby amended and restated in its entirety to read as follows:

          “On May 15, 2006, June 14, 2007 and May 15, 2008, pursuant to the Issuer’s 2005 Long-Term Incentive Plan, the Issuer granted Mr. Brewer 3,000, 3,000 and 7,614 Shares, respectively, consisting of restricted stock. As of the date hereof, all of such Shares have vested.

          Mr. Brewer, as beneficiary of the Trust, has the right to receive dividends and proceeds from the sale of 50,000 Shares owned by the Trust as reported in Item 5(a) above.

          Due to the relationship between Mr. Brewer and Mr. Griesedieck, they may be deemed to be acting in concert in connection with the Shares beneficially owned by either of them. However, Mr. Griesedieck has disclaimed certain beneficial ownership of the Shares as reported in Item 5(a) above.”

Item 7.	Material to Be Filed as Exhibits.

         Item 7 is hereby amended and restated in its entirety to read as follows:

“Exhibit 1.	Joint Filing Agreement, dated November 14, 2011, entered into by and between David M. Brewer and Joseph E. Griesedieck, III.

Exhibit 2.

Form of Outside Director Restricted Stock Award (previously filed as Exhibit 10.2 to Toreador Resources Corporation Current Report on Form 8-K filed with the Securities and Exchange Commission on May 23, 2005, File No. 0-2517 and incorporated herein by reference).”

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: November 14, 2011

By:	/s/ David M. Brewer

David M. Brewer

By:	/s/ Joseph E. Griesedieck, III

Joseph E. Griesedieck, III

EXHIBITS

Exhibit 1.	Joint Filing Agreement, dated November 14, 2011, entered into by and between David M. Brewer and Joseph E. Griesedieck, III.

Exhibit 2.

Form of Outside Director Restricted Stock Award (previously filed as Exhibit 10.2 to Toreador Resources Corporation Current Report on Form 8-K filed with the Securities and Exchange Commission on May 23, 2005, File No. 0-2517 and incorporated herein by reference).

EXHIBIT 1

JOINT FILING AGREEMENT

          In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them a Statement on Schedule 13D (including amendments thereto) with regard to the common stock of Toreador Resources Corporation, a Delaware corporation, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of November 14, 2011.

By:	/s/ David M. Brewer

David M. Brewer

By:	/s/ Joseph E. Griesedieck, III

Joseph E. Griesedieck, III